Intcomex, Inc.

3505 NW 107th Avenue

Miami, FL 33178

www.intcomex.com

March 7, 2012

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Stephen G. Krikorian
Accounting Branch Chief

Re:	SEC Comment Letter dated February 17, 2012
Intcomex, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed on March 31, 2011
Form 10-Q for the Fiscal Quarter Ended June 30, 2011
Filed on August 15, 2011
File No. 333-134090

Dear Mr. Krikorian:

In response to a telephone inquiry by Ms. Tamara Tangen on March 7, 2012, below we are providing additional information regarding the valuation of the common shares at $530.86 per share.

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During the negotiation process, the parties agreed that the pre-transaction equity value of the Company totaled approximately $75.3 million. As Brightpoint was negotiating to acquire an aggregate 23% ownership interest in the Company, the pre-transaction value would represent 77% of the post transaction equity value—that is, post-transaction the Company would be valued at approximately $97.8 million, which represented an incremental $22.5 million in equity value. In order to acquire the 23% ownership interest, Brightpoint would need to contribute consideration in the value of $22.5 million.

Through December 31, 2010, the Company had Trailing Twelve Month (“TTM”) EBITDA totaling approximately $21.1 million. A pre-transaction equity value of $75.3 million would reflect a valuation based on an EBITDA multiple between 3.0 and 4.0 times TTM EBITDA. During that time, the equity of similar public company distributors of IT products were valued at approximately 5.5 and 6.5 times TTM EBITDA.

While the multiple used to value the Company was at a discount to the market multiples of other public companies, a multiple between 3.0 and 4.0 times TTM EBITDA was reasonable for the Brightpoint Transaction due to the following:

•	the shares to be acquired by Brightpoint do not trade in the public market (no liquid market);

•	Brightpoint would be acquiring a minority interest in the Company;

•	the other significant shareholders of the Company had in place a shareholder agreement which would further limit Brightpoint’s influence as a shareholder; and

•	Brightpoint was not given a right of first refusal on any future transactions regarding the potential sale of the equity interests of the Company.

Aggregate common shares, prior to the Brightpoint Transaction, totaled 129,791 shares. The pre-transaction value of $75.3 million would imply a per share value of $580.36.

As part of the Company’s valuation exercise following the completion of the Brightpoint Transaction, we have requested our valuation experts to confirm that the negotiated value of $580.36 was reasonable, which they have done.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and Form 10-Q and that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the opportunity to discuss our response on a conference call with you and/or Ms. Tamara Tangen. We will contact you to schedule the call.

Please contact Russell A. Olson, the Company’s Chief Financial Officer, at (305) 477-6230 Ext. 500.296, if you have any further questions or comments.

Sincerely,

/s/ Russell A. Olson
Russell A. Olson
Chief Financial Officer
Intcomex, Inc.